SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PAYMENT OF INTEREST ON CAPITAL STOCK

A) The Board of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A ("Unibanco") and of UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") approved in this date, as proposed by their respective Boards of Officers on July 05, 2005:

I. The payment, only to the shareholders of Unibanco Holdings, of interest on capital stock, qualified as complementary to the interest on capital paid related to the profit ascertained in the 2004 fiscal year, in the gross amount of R$2.8 million and total net amount of R$2.4 million, to be made on July 29, 2005.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2004, in accordance with the provisions of article 9th of Federal Law 9,249/95 and Article 35, sole paragraph, of the By-laws of Unibanco Holdings.

Pursuant to the approved proposal, the shareholders of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share, one (1) Share Deposit Certificate ("Unit")*, or one (1) Global Depositary Share ("GDS")**, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	HOL-ON	HOL-PN	UNIT	GDS
	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0033367	0.0033367	0.0033367	0.0166835
Net Value	0.0028361	0.0028361	0.0028361	0.0141805
(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

II. The payment of Quarterly Interests, related to the second quarter of 2005, in the gross total amounts of R$56.7 million and R$28.0 million, and net total amount of R$48.2 million and R$23.8 million, respectively to Unibanco and Unibanco Holdings, to be made on July 29, 2005.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2005, in accordance with the provisions of article 9th of Federal Law 9,249/95, Article 44, paragraph 8th of the By-laws of Unibanco and Article 35, sole paragraph, of the By-laws of Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share, one (1) Unit, or one (1) GDS, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

III. The payment of interest on capital stock, qualified as complementary to the interest on capital paid related to the profit ascertained in the first semester of 2005, in the total gross amount of R$219.1 million and R$104.2 million, and total net amount of R$186.2 and R$88.5 million, respectively to Unibanco and Unibanco Holdings, to be made on July 29, 2005.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2005, in accordance with the provisions of article 9th of Federal Law 9,249/95, Article 44, paragraph 8th, of the By-laws of Unibanco and Article 35, sole paragraph, of the By-laws of Unibanco Holdings.

Pursuant to the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share, one (1) Unit, or one (1) GDS, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.1499554	0.1649509	0.1254328	0.1254328	0.2903837	1.4519185
Net Value	0.1274620	0.1402082	0.1066178	0.1066178	0.2468260	1.2341300

B) Considering the payments described in items (I), (II) and (III) above, the total amount to be paid in interests on capital stock on July 29, 2005 is the gross amounts of R$275.8 million and R$135.0 million, and the net amounts of R$234.4 million and R$114.7million, respectively to Unibanco and Unibanco Holdings. Such values correspond to: (I) complementary interest on capital paid related to the profit ascertained in the 2004 fiscal year of Unibanco Holding; (II) quarterly interest of Unibanco and Unibanco Holding related to the second quarter of 2005; and (III) complementary interest on capital paid related to the profit ascertained in the first semester of 2005 of Unibanco and Unibanco Holdings.

Pursuant to the approved proposals herein described, the shareholders of Unibanco and/or of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with the gross and net amounts set forth in the table below. Such values correspond to one (1) share, one (1) Unit, or one (1) GDS, as the case may be. An income tax rate of fifteen percent (15%) will be withheld from such gross amounts, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.1887789	0.2076568	0.1625328	0.1625328	0.3701896	1.8509480
Net Value	0.1604620	0.1765082	0.1381527	0.1381527	0.3146609	1.5733045

C) The payment of the due amounts, pursuant to the table above (Item B), shall be made according to the procedures and places set forth below:

1. GDSs' holders:
The payment shall be made directly to the foreign depositary bank - Bank of New York - which will forward it to the entitled shareholders.

2. Other shareholders:

2.1. Shareholders who are Unibanco's registered account holders:
The payment shall be made by means of credit in the respective bank accounts.

2.2. Shareholders who hold bank accounts in other banks, who have already provided to Unibanco, the bank, branch and bank account numbers:
The payment shall be made by means of eletronic transfer (DOC/ TED), according to the respective amounts.

2.3. Shareholders whose shares are deposited in the São Paulo Stock Exhange's custody:
The payment will be made directly to the São Paulo Stock Exchange, which shall forward such amounts to the entitled shareholders, by means of the depositary brokers.

2.4. Shareholders for whom the above mentioned situations are not applicable:
The payment shall be made at any Unibanco's branch at their convenience.

2.5. Shareholders who hold bearer share certificates which still have not been converted to the book-entry system:
The payment will be made upon delivery of the respective certificates for mandatory conversion.

2.5.1. Assistance to the conversion will be provided by our Shareholders Assistance department in the addresses set forth below, where relevant shareholders shall attend and present the respective certificates.
São Paulo - SP: Rua da Quitanda, 157 - 4th floor
Rio de Janeiro - RJ: Rua Sete de Setembro, 111 mezzanine.

2.5.2. For all other locations, such assistance shall be made at Unibanco's branches.

D) As per the approved proposals:

In Brazil, the date hereof, July 15, 2005, will be considered as "Record Date" for the purpose of determining the holders of shares and Units who will be entitled to receive the approved payment, on July 29, 2005. Unibanco's and Unibanco Holdings' shares and Units will be traded in the Brazilian market without the right to receive payment of interest on capital stock (ex-interest on capital stock) from July 18, 2005 on.

In the United States of America, July 20, 2005 will be considered as "Record Date" for the purpose of determining the holders of GDS who will be entitled to receive the approved payment. The GDSs will be traded without the right to receive payment of interest on capital stock (ex-interest on capital stock) from July 18, 2005 on.

São Paulo, July 15, 2005

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

Please note that this is an English version of the Company Announcement. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 18, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.